AMTD Global Markets Limited

23/F-25/F, Nexxus Building,

41 Connaught Road Central,

Hong Kong

Loop Capital Markets LLC

111 West Jackson Blvd., Suite 1901

Chicago, IL 60604

VIA EDGAR

July 31, 2019

Mr. Michael Clampitt

Ms. Jessica Livingston

Mr. David Irving

Mr. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   AMTD International Inc. (the “Company”) (CIK No. 0001769731)

Registration Statement on Form F-1, as amended (Registration No. 333-232224)

Ladies and Gentlemen:

We hereby join the Company in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on August 2, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 102 copies of the Company’s preliminary prospectus dated July 25, 2019 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature page follows)

Very truly yours,

As representative of the several underwriters

AMTD GLOBAL MARKETS LIMITED

By:	/s/ Ming Lin Cheung
Name:	Ming Lin Cheung
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

LOOP CAPITAL MARKETS LLC

By:	/s/ Sidney Dillard
Name:	Sidney Dillard
Title:	Partner

[Signature Page to Acceleration Request Letter]